CETRONE ENERGY COMPANY

Security and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington D.C. 20549-4628

                                                                                                                               January 5, 2010

Re:                        Cetrone Energy Company
Forms 10-K and 10-K/A for the year ended December 31, 2008
Form 8-K/A filed November 9, 2009
File Number 333-153381

Attention:             Ms. Lisa Haynes
Phone (202) 551-3424
Fax     (703) 813-6968

Cetrone Energy Company (the “Company”) has received your correspondence dated December 31, 2009 regarding the above described Forms in relationship to the revoked registration of The Blackwing Group, LLC by the Public Company Accounting Oversight Board (“PCAOB”) on December 22, 2009.  As a result of this action, the Company has or intends to provide the following actions as follows:

               On November 5, 2009 the Company dismissed The Blackwing Group, LLC as its auditors and retained Kyle L. Tingle CPA, LLC whom is registered with the PCAOB.  November 4, 2010, the Company filed an amendment to the Form 8-K/A filed on November 9, 2009 disclosing the revoked registration of The Blackwing Group.

Furthermore, the Company intends to have its current auditor re-audit and opine on the December year end 2008 financial statements concurrently with the December year end 2009 financial statements.

Sincerely,

/s/Michael Cetrone
Michael Cetrone
Chief Executive Officer
Cetrone Energy Company

11010 East Boundary Road
Elk, Washington 99009